Mail Stop 4561

August 27, 2007

B.K. Gogia, President and Chief Executive Officer
InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860

> **Re: InferX Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
> **Forms 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed June 13, 2007, August 3, 2007 & August 17, 2007**
> **Form 10-QSB and Forms 10-QSB/A for the Quarter Ended**
> **March 31, 2007 Filed May 15, 2007, June 13, 2007, August 3, 2007 &**
> **August 17, 2007**
> **File No. 000-51720**

Dear Mr. Gogia:

We have completed our review of your 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief